Exhibit 99.1
CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP, A SUBSIDIARY
OF GENERAL GROWTH PROPERTIES, INC.
The following is unaudited consolidated financial information for our subsidiary, The Rouse Company LP (“TRCLP”), as of March 31, 2009 and December 31, 2008 and for the three months ended March 31, 2009 and 2008.
Liquidity
As of March 31, 2009, TRCLP had $25.2 million of cash on hand, approximately $1.2 billion in past due debt, and an additional $0.6 billion of debt that could be accelerated by lenders. As we were unable to reach an out-of-court consensus with our lenders concerning such past due and potentially accelerated debt, on April 16, 2009 (the “Petition Date”), GGP, the Operating Partnership, TRCLP and certain of GGP’s and TRCLP’s domestic subsidiaries, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the Southern District of New York (the “Bankruptcy Court”). On April 22, 2009, certain additional domestic subsidiaries (collectively with the subsidiaries filing on April 16, 2009, GGP, the Operating Partnership and TRCLP, the “Debtors”) of GGP and TRCLP also filed voluntary petitions for relief under the Bankruptcy Court (collectively, the “Chapter 11 Cases”) which the Bankruptcy Court has ruled may be jointly administered. However, neither GGMI, certain of GGP and our wholly-owned subsidiaries, nor any of GGP’s or our joint ventures, either consolidated or unconsolidated, have sought such protection.
Collectively, the Debtors own and operate approximately 166 regional shopping centers and the Debtors intend to work with their constituencies to emerge from bankruptcy as quickly as possible while executing on a plan of reorganization that extends mortgage maturities, reduces corporate debt and overall leverage and that preserves GGP’s integrated, national business operations. Pursuant to Chapter 11, a debtor is afforded certain protection against its creditors and creditors are prohibited from taking certain actions (such as pursuing collection efforts or proceeding to foreclose on secured obligations) related to debts that may have been owed prior to the commencement of the Chapter 11 Cases.
The Debtors are currently operating as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the orders of the Bankruptcy Court. On April 17, 2009, the Bankruptcy Court granted a variety of “first day” motions that will allow the Company, on an interim basis, to continue to operate its business in the ordinary course without interruption, and covering, among other things, employee obligations, critical service providers, tax matters, insurance matters, tenant obligations, cash management and cash collateral. The Debtors have retained, subject to Bankruptcy Court approval, legal and financial professionals to advise the Debtors on the bankruptcy proceedings and certain other “ordinary course” professionals. From time to time, the Debtors may seek Bankruptcy Court approval for the retention of additional professionals. A hearing on a number of these matters will take place on May 8, 2009.
The following is a list of loans with past due maturity dates, as of May 7, 2009, where collection and foreclosure proceedings have been stayed by the Chapter 11 petitions:

		Amount Due
	Original or Extended	As of March 31,
Loan/Property	Maturity Date	2009*
Short-term Secured Loan (TRCLP portion)	2/1/09	$109,368
Oakwood Center	2/9/09	94,821
Fashion Show	2/12/09	648,219
TRCLP Unsecured Bonds	3/15/09	395,000
Prince Kuhio	4/1/09	37,826
TRCLP Unsecured Bonds	4/30/09	200,000
The Grand Canal Shoppes	5/1/09	394,366

		$1,879,600

*     Includes principal payments through March 31, 2009
In addition to the debt defaults discussed above, the commencement of the Chapter 11 Cases triggered defaults on substantially all debt obligations of the Debtors. However, under Section 362 of Chapter 11, the filing of a bankruptcy petition automatically stays most actions against the debtor’s estate. Absent an order of the Court, these prepetition liabilities are subject to settlement under a plan of reorganization.
With respect to certain of these loans, short-term extension or forbearance agreements were obtained, all of which have expired. For example, the $650 million mortgage loan secured by our Fashion Show and the $250 million mortgage loan secured by GGP’s The Shoppes at the Palazzo shopping centers (the “Fashion Show/Palazzo Loans”) matured on November 28, 2008. As neither GGP nor we were able to extend, repay or refinance these loans, on December 16, 2008, we entered into forbearance and waiver agreements with respect to these loan agreements, which expired on February 12, 2009. As a result of the non-payment of the Fashion Show/Palazzo Loans, the maturity date of each of GGP’s 2006 Credit Facility ($2.58 billion) and the Secured Portfolio Facility ($1.51 billion) could be accelerated by our lenders. Accordingly, we entered into forbearance agreements in December 2008 relating to each of GGP’s 2006 Credit Facility and Secured Portfolio Facility. Each of these forbearance agreements expired on March 15, 2009.
Certain groups of unsecured bonds issued by TRCLP matured on March 15 ($395.0 million), and April 30, 2009 ($200.0 million). Failure to pay these bonds at maturity constituted a default under these and other unsecured bonds issued by TRCLP having an aggregate outstanding balance of $2.25 billion as of December 31, 2008. In March 2009, we undertook a consent solicitation of the bondholders for the entire $2.25 billion of TRCLP bonds, seeking their consent to forebear from exercising their remedies with respect to certain payment and other defaults under the bonds through December 31, 2009. Although a significant number of consents were obtained, the minimum thresholds were not obtained and the legal entities obligated by such bonds were included in our Chapter 11 Cases.
In addition to our mortgage and other debt, current liabilities and liens, we are subject to certain executory contracts. The Debtors, subject to the approval of the Bankruptcy Court, may assume or reject these contracts. Although we are considering the rejection of certain of such contracts (except for our operating property tenant leases) none have been rejected as of this time. Claims may result if an executory contract is rejected, however, no such potential claims have been recorded or reflected at this time.
As described above, we have received legal protection from our creditors pursuant to the Chapter 11 Cases. This protection is limited in duration and we will be proceeding to negotiate a reorganization plan, subject to the approval of the Bankruptcy Court, with our lenders, other creditors, and other stakeholders. There can be no assurance that such negotiations will yield sufficient reductions or deferrals of our current and future debt maturities to allow us to continue operations.
Our potential inability to address our past due and future debt maturities raises substantial doubts as to our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, our consolidated financial statements do not reflect any adjustments related to the recoverability of assets and satisfaction of liabilities that might be necessary should we be unable to continue as a going concern.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of TRCLP, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the noncontrolling partner’s share of operations (generally computed as the joint venture partner’s ownership percentage) is included in Noncontrolling Interest in Consolidated Real Estate Affiliates as a permanent element of partners’ capital. All significant intercompany balances and transactions have been eliminated.
In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim periods ended March 31, 2009 and 2008 are not necessarily indicative of the results to be obtained for the full fiscal year.
Reclassifications and Adoption of New Accounting Pronouncements
Certain amounts in the 2008 Consolidated Financial Statements have been reclassified to conform to the current period presentation. In addition, as of January 1, 2009 we adopted the following accounting pronouncement that requires retrospective application, in which all periods presented reflect the necessary changes.

As of January 1, 2009 we adopted SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which changed the reporting for minority interests in our consolidated joint ventures by re-characterizing them as noncontrolling interests and re-classifying such minority interests as a component of permanent partners’ capital in our consolidated balance sheets. SFAS 160 changed the presentation of the income allocated to minority interest by re-characterizing it as allocation to the noncontrolling interests and re-classifying such income as a deduction to net (loss) income to arrive at net (loss) income attributable to General Growth Properties, Inc.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets and goodwill and cost ratios and completion percentages used for land sales. Actual results could differ from these and other estimates.
Critical Accounting Policies
Critical accounting policies are those that are both significant to the overall presentation of TRCLP’s financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting policies for the fiscal year ended December 31, 2008 have not changed during the three months ended March 31, 2009.
MANAGEMENT’S DISCUSSION OF TRCLP OPERATIONS
Revenues
Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) decreased by $9.9 million in the first three months of 2009 primarily due to a $3.0 million decrease in base minimum rent primarily as a reduction in rent due to the sale of three office buildings and two office parks in 2008; a $2.4 million decrease in overage rents; $2.0 million decrease in straight line rent revenue and a $1.7 million decrease in lease termination income. Land sales revenues were $9.0 million and $9.1 million in the first three months of 2009 and 2008, respectively. The diminished demand for residential and commercial lots, a trend from the first quarter 2008, is expected to continue through 2009.
Operating expenses
Operating expenses increased by $201.0 million due primarily to the following factors. Provisions for impairment increased by $208.2 million, as detailed below. Based on the most current information available to us, we recognized impairment charges related to allocated goodwill of $109.4 million. This impairment was primarily driven by the increases in capitalization rate assumptions in the first quarter 2009 and reduced estimates of NOI, primarily due to the continued downturn in the real estate market. Although we recorded a provision for impairment of goodwill of approximately $32.8 million at December 31, 2008, no impairments of goodwill were recorded for the three months ended March 31, 2008. We recorded impairment charges of $40.3 million for the three months ended March 31, 2009 related to Owings Mills Mall located in Owings Mills, Maryland, which was calculated using a discounted cash flow analysis (at a 9.25% discount rate) incorporating available market information and other management assumptions including estimates of future cash flows based on a number of factors such as historical operating results, known trends and market/economic conditions. We recorded an impairment charge of $52.8 million for the three months ended March 31, 2009 related to our Fairwood master planned community, which was calculated using a projected sales price analysis related to an existing pending sales contract for a large bulk sale of lots anticipated to close in the third quarter of 2009. We recorded an impairment charge related to the write down of various pre-development costs that were determined to be non-recoverable of $5.7 million in the three months ended March 31, 2009. These increases were partially offset by decreases in repairs and maintenance and marketing costs.
Interest Expense
The increase in interest expense is primarily due to higher debt balances at March 31, 2009 compared to March 31, 2008, that was primarily the result of the new multi property financing and/or re-financings and extensions in the second half of 2008. This financing activity resulted in significant increases in interest rates and loan fees.
Benefit from (provision for) income taxes
The increase in benefit from (provision for) income taxes for the three months ended March 31, 2009 was primarily attributable to tax benefit related to the $52.8 million provision for impairment that we recorded for our Fairwood master planned community.
Equity in (loss) income of unconsolidated real estate affiliates
The decrease in equity in income of unconsolidated real estate affiliates is primarily due to a significant decrease in land sales at our Woodlands Partnership joint venture for the three months ended March 31, 2009 compared to the three months ended March 31, 2008 and a net loss at GGPLP LLC, in which TRCLP has a 9.3% ownership interest, for the three months ended March 31, 2009.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(In thousands)

	March 31,	December 31,
	2009	2008
Assets
Investment in real estate:
Land	$1,585,770	$1,584,843
Buildings and equipment	11,042,175	11,086,224
Less accumulated depreciation	(1,661,717)	(1,595,974)
Developments in progress	457,667	476,472

Net property and equipment	11,423,895	11,551,565
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,470,965	1,470,328
Investment land and land held for development and sale	1,647,435	1,698,405

Net investment in real estate	14,542,295	14,720,298
Cash and cash equivalents	25,229	25,411
Accounts and notes receivable, net	157,660	154,578
Goodwill	230,901	340,291
Deferred expenses, net	140,791	135,556
Prepaid expenses and other assets	633,525	606,589

Total assets	$15,730,401	$15,982,723

Liabilities and Partners’ Capital
Mortgages, notes and loans payable	$9,668,104	$9,697,848
Investment in and loans to/from Unconsolidated Real Estate Affiliates	24,246	25,048
Deferred tax liabilities	860,286	861,399
Accounts payable and accrued expenses	599,729	570,473

Total liabilities	11,152,365	11,154,768

Partners’ capital:
Partners’ capital	8,811,557	9,028,681
Accumulated other comprehensive loss	(418)	(418)
Receivable from General Growth Properties, Inc.	(4,252,834)	(4,220,504)

Partners’ capital attributable to General Growth Properties, Inc.	4,558,305	4,807,759
Noncontrolling interests in Consolidated Real Estate Affiliates	19,731	20,196

Total partners’ capital	4,578,036	4,827,955

Total liabilities and partners’ capital	$15,730,401	$15,982,723

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)
(In thousands)

	Three Months Ended
	March 31,
	2009	2008
Revenues:
Minimum rents	$211,011	$218,389
Tenant recoveries	98,691	98,820
Overage rents	3,269	5,652
Land sales	8,986	9,066
Other	7,186	15,704

Total revenues	329,143	347,631

Expenses:
Real estate taxes	29,555	27,939
Repairs and maintenance	23,890	26,486
Marketing	2,511	4,509
Other property operating costs	50,780	54,220
Land sales operations	10,614	9,921
Provisions for impairment	208,197	3
Property management and other costs	13,117	17,056
Provision for doubtful accounts	4,353	1,291
Depreciation and amortization	85,771	86,325

Total expenses	428,788	227,750

Operating (loss) income	(99,645)	119,881

Interest income	2,664	682
Interest expense	(132,160)	(124,114)

Loss from continuing operations before income taxes, noncontrolling interests and equity in income of Unconsolidated Real Estate Affiliates	(229,141)	(3,551)
Benefit from (provision for) income taxes	15,116	(6,180)
Equity in (loss) income of Unconsolidated Real Estate Affiliates	(2,406)	15,097

(Loss) income from continuing operations	(216,431)	5,366
Loss from discontinued operations	(240)	—

Net (loss) income	(216,671)	5,366

Allocation to noncontrolling interests	(453)	(402)

Net (loss) income attributable to General Growth Properties, Inc.	$(217,124)	$4,964

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
(UNAUDITED)
(In thousands)

			Receivable	Noncontrolling
		Accumulated	from General	Interests in
		other	Growth	Consolidated
	Partners’	comprehensive	Properties,	Real Estate	Total Partners’
	Capital	loss	Inc.	Affiliates	Capital
Balance at December 31, 2007	$8,934,378	$(419)	$(4,015,284)	$	$4,918,675
Cumulative effect of change in accounting principles	—	—	—	3,983	3,983

Adjusted balance January 1, 2008	8,934,378	(419)	(4,015,284)	3,983	4,922,658
Net income	4,964	—	—	402	5,366
Other comprehensive income	—	1	—		1
Receivable from General Growth Properties, Inc.	—	—	(226,633)		(226,633)
Contributions to (distributions from) non controlling interests in consolidated Real Estate Affiliates	—	—	—	2,921	2,921

Balance at March 31, 2008	$8,939,342	$(418)	$(4,241,917)	$7,306	$4,704,313

Balance at December 31, 2008 (as previously reported	$9,028,681	$(418)	$(4,220,504)	$—	$4,807,759
Adjustments	—	—	—	20,196	20,196

Adjusted balance, January 1, 2009	9,028,681	(418)	(4,220,504)	20,196	4,827,955
Net (loss) income	(217,124)	—	—	453	(216,671)
Receivable from General Growth Properties, Inc.	—	—	(32,330)	—	(32,330)
Contributions to (distributions from) non controlling interests in consolidated Real Estate Affiliates	—	—	—	(918)	(918)

Balance at March 31, 2009	$8,811,557	$(418)	$(4,252,834)	$19,731	$4,578,036

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands)

	Three Months Ended
	March 31,
	2009	2008
Cash flows from operating activities:
Net (loss) income	$(216,670)	$5,366
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	85,771	86,325
Equity in loss (income) of Unconsolidated Real Estate Affiliates	2,406	(15,097)
Distributions received from Unconsolidated Real Estate Affiliates	3,282	3,242
Loss on dispositions	239	—
Provisions for impairment	208,197	3
Participation expense pursuant to Contingent Stock Agreement	(177)	91
Land development and acquisition expenditures	(13,317)	(31,740)
Cost of land sales	2,716	1,082
Provision for doubtful accounts	4,353	1,291
Straight-line rent amortization	(3,870)	(4,939)
Amortization of intangibles other than in-place leases	1,437	642
Amortization of debt market rate adjustment and other non-cash interest expense	6,765	556
Net changes:
Accounts and notes receivable	(3,566)	7,304
Other assets	(9,108)	(10,892)
Accounts payable and accrued expenses and deferred tax liabilities	27,060	14,570
Other, net	(6,908)	(3,793)

Net cash provided by operating activities	88,610	54,011

Cash flows from investing activities:
Development of real estate and property additions/improvements	(24,474)	(76,148)
Proceeds from sales of investment properties	6,393	17,166
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	2,944	3,999
Increase in investments in Unconsolidated Real Estate Affiliates	(10,059)	(11,268)
(Increase) decrease in restricted cash	(2,181)	4,798
Other, net	(752)	1,491

Net cash used in investing activities	(28,129)	(59,962)

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands)

	Three Months Ended
	March 31,
	2009	2008
Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	—	650,000
Principal payments on mortgages, notes and loans payable	(26,672)	(399,846)
Advances to General Growth Properties, Inc.	(32,330)	(242,165)
Deferred financing costs	(604)	(4,578)
Contributions to (distributions from) noncontrolling interests	(918)	2,921
Other, net	(139)	—

Net cash (used in) provided by financing activities	(60,663)	6,332

Net change in cash and cash equivalents	(182)	381
Cash and cash equivalents at beginning of period	25,411	23,679

Cash and cash equivalents at end of period	$25,229	$24,060

Supplemental disclosure of cash flow information:
Interest paid	$98,785	$118,423
Interest capitalized	10,716	9,248
Income taxes paid	31	19,988
Non-Cash Transactions:
Change in accrued capital expenditures incurred in accounts payable and accrued expenses	$(462)	$18,990